As filed with the Securities and Exchange Commission on October 15, 2003

                                                   Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

BUSINESS OBJECTS S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
FRANCE
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, nominal value of 0.10 euro each, of Business Objects S.A.	100,000,000 American Depositary Shares	$.05	$5,000,000	$404.50

1

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No.  333-11398)

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the Depositary	Articles number 14, 18 and 21
3. Fees and Charges	Articles number 3, 4, 7, 8, 12 and 14

Item - 2.

Available Information

Statement that Business Objects, S.A. is subject to periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and  Exchange Commission – and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington D.C.

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of September 22, 1994, as amended and restated as of May 8, 1996, as amended and restated as of December 30, 1998, and as amended and restated as of __________, 2003, among Business Objects S.A., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Business Objects and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

f.

Power of Attorney (included as part of the signature page hereto).

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 14, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value of 0.10 euro each, of Business Objects S.A..

By:

The Bank of New York,
As Depositary

By:  /s/ David S. Stueber

Name: David S. Stueber

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Business Objects S.A. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, California, on October 14, 2003.

BUSINESS OBJECTS S.A.

By: /s/ Bernard Liautaud

Name:

Bernard Liautaud

Title:

Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bernard Liautaud and James R. Tolonen, each of them individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign this Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Bernard Liautaud	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 14, 2003
Bernard Liautaud

/s/ James R. Tolonen	Chief Financial Officer and Senior Group Vice President (Principal Financial and Accounting Officer and Authorized U.S. Representative)	October 9, 2003
James R. Tolonen

/s/ John Olsen	Director, President and Chief Operating Officer	October 14, 2003
John Olsen

/s/ Albert Eisenstat	Director	October 14, 2003
Albert Eisenstat

/s/ Arnold Silverman	Director	October 14, 2003
Arnold Silverman

/s/ Bernard Charles	Director	October 14, 2003
Bernard Charles

/s/ Gerald Held	Director	October 9, 2003
Gerald Held

/s/ David Peterschmidt	Director	October 14, 2003
David Peterschmidt

/s/ Jean-Francois Heitz	Director	October 10, 2003
Jean-Francois Heitz

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of September 22, 1994, as amended and restated as of May 8, 1996, as amended and restated as of December 30, 1998, and as amended and restated as of __________, 2003, among Business Objects S.A., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Business Objects S.A. and The Bank of New York relating to pre-release activities
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.
6	Power of Attorney (included as part of the signature page hereto).